UNI
SECURITIES AND
Washi

12013914

SEC
Mail Processing
Section
MAR 01 2012
Washington, DC
125

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SEC FILE NUMBER
8-42857

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BBVA Securities Inc. (An indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 45th Floor
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diego Crasny **(212) 728-2354**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	**New York**	**New York**	**10281-1414**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Peter Jensen, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to the firm of BBVA Securities Inc. (an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.), as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither BBVA Securities Inc., nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Peter Jensen

Chief Executive Officer

STATE OF New York

COUNTY OF New York

Subscribed and sworn to before me on this 28th

day of February 2012.

Notary Public

BONNIE STEIGLITZ
Notary Public - State of New York
NO. 01ST5038569
Qualified in New York County
My Commission Expires 1/30/15

BBVA SECURITIES INC.

(An indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

(SEC I.D. No. 8-42857)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

File pursuant to rule 17a-5(c)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte Services LP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BBVA Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of BBVA Securities Inc. (an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BBVA Securities Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

BBVA SECURITIES INC.

(AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

Cash	$ 122,999,770
Cash segregated in compliance with Federal regulations	7,000,000
Short-term investment with affiliate	500,711
Receivable from customers	2,572,261
Receivable from broker-dealers and clearing organizations	204,870
Receivable from affiliates	329,268
Office furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization	928,171
Fees receivable	136,500
Other assets	1,310,119
TOTAL ASSETS	$ 135,981,670

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to customers	$ 2,538,507
Payable to clearing organizations	232,446
Payable to affiliates	1,043,820
Accrued liabilities and accounts payable	22,283,513
Other liabilities	13,103,925
Total liabilities	39,202,211
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	144,386,010
Accumulated deficit	(47,606,561)
Total stockholder's equity	96,779,459
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 135,981,670

See accompanying notes to the statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

BBVA Securities Inc. (the "Company") is a wholly owned subsidiary of Corporación General Financiera S.A. ("Corfisa"), a company domiciled in Spain. Corfisa is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), a global financial services institution headquartered in Spain. The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in investment banking and institutional sales of fixed income securities. For its fixed income sales business, the Company is self-clearing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by the Company in the preparation of its statement of financial condition.

Basis of Presentation — The statement of financial condition is in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The statement of financial condition is prepared in accordance with GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities and certain disclosures. These estimates relate mainly to the accrual of taxes, realization of deferred tax assets and accrued compensation. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Cash — Cash consists of cash held at banks and with other financial institutions.

Cash Segregated in Compliance With Federal Regulations — Cash of $7,000,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Transactions —Security transactions are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Office Furniture, Equipment and Leasehold Improvements — Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease.

Receivables from and Payables to Broker-Dealers and Clearing Organizations — Receivables from and payables to broker-dealers and clearing organizations are recorded on a trade-date basis and primarily represent Delivery versus Payment and Receipt versus Payment ("DVP/RVP") trades that did not settle.

Receivables from and Payables to Customers — Customer securities transactions are recorded on a trade-date basis. Receivables from and payables to customers primarily represent DVP/RVP trades that did not settle.

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases and net operating carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which those temporary differences are expected to be recovered or settled.

With regards to uncertain tax positions, a tax provision is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Foreign Currency Transactions — Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

Stock-Based Compensation — The measurement of stock-based compensation is based on the fair value of the award on the date of grant. BBVA allocates the Company its share of applicable stock-based compensation related to restricted stock awards. Allocations from BBVA are recorded as a capital contribution within additional paid-in capital.

Fair Value Measurements — Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The Company is required to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories – Level 1: unadjusted quoted market prices for identical assets or liabilities in active markets; Level 2: observable market-based inputs or unobservable inputs that are corroborated by market data; and Level 3: unobservable inputs that are not corroborated by market data.

Recent Accounting Pronouncements —

In May 2011, the Financial Accounting Standards Board ("FASB") issued new guidance regarding fair value measurements (Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"))*, effective for the first annual period beginning after December 15, 2011. The guidance should be applied prospectively. The amendments in this ASU are intended to establish common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and IFRS. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of our valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The Company does not expect the adoption of this new guidance to have a material impact on its statement of financial condition.

In December 2011, the FASB issued amended guidance related to disclosures about offsetting assets and liabilities (ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*). The amended guidance requires the Company to disclose both gross information and net information about financial instruments, including derivatives, and transactions eligible for offset in the statement of financial condition, as well as financial instruments and transactions subject to agreements similar to a master netting arrangement. The amended guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013.

3. SHORT-TERM INVESTMENT WITH AFFILIATE

At December 31, 2011, the Company had a time deposit with Banco Bilbao Vizcaya Argentaria, S.A. – New York & Grand Cayman Island Branches ("BBVA NY Branch") totaling $500,711, which includes accrued interest and matures in less than two months. This deposit was renewed at various times throughout the year. This deposit is pledged as collateral for the operating account held at BBVA NY Branch.

4. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers totaling $2,572,261 and $2,538,507, respectively, consisted of fails relating to DVP/RVP transactions on behalf of customers, which have not been settled or paid for.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivable from broker-dealers and clearing organizations and payable to clearing organizations totaling $204,870 and $232,446, respectively, consisted of fails relating to the DVP/RVP transactions with other broker-dealers and clearing organizations which have not been settled or paid for.

6. OFFICE FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2011, the Company's office furniture, equipment and leasehold improvements comprised of the following:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 2,900,240	$ (2,133,601)	$ 766,639
Computers and equipment	184,464	(145,645)	38,819
Furniture and fixtures	142,024	(74,652)	67,372
Software	424,178	(424,178)	-
Mechanical equipment	90,186	(34,845)	55,341
	$ 3,741,092	$ (2,812,921)	$ 928,171

7. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into securities transactions with BBVA and other affiliated entities, such as BBVA NY Branch, BBVA Compass, BBVA Bancomer, S.A. de C.V. and Banco Bilbao Vizcaya Argentaria, S.A. Hong Kong Branch. The Receivable from or Payable to affiliates balances arise from services performed between the Company and its affiliates, and from trades executed with or on behalf of its affiliates.

The Company has an Administrative Fee Service Agreement with BBVA NY Branch. The Company also sub-leases office space from BBVA NY Branch under a cancelable lease. Amounts related to these activities are included in the statement of financial condition.

Assets and liabilities with related parties consisted of the following:

Assets:	
Cash	$ 1,756,481
Short-term investment with affiliate	500,711
Receivable from affiliates	329,268
	$ 2,586,460
Liabilities:	
Payable to affiliates	$ 1,043,820
Payable to customers	2,538,507
	$ 3,582,327

8. INCOME TAXES

The total deferred tax asset at December 31, 2011 is composed of the following:

Deferred tax assets:	
Federal net operating loss carryforwards	$ 10,733,826
NY State net operating loss carryforwards	1,723,357
NY City net operating loss carryforwards	772,528
AMT carryover	371,430
Other	3,350,952
Total deferred tax asset	16,952,093
Allowance	(16,952,093)
Net deferred tax asset	$ -

As of December 31, 2011, the Company had approximately $30.7 million of net operating loss carryforwards for future utilization for Federal income tax purposes. The net operating loss carryforwards will begin to expire in 2020. The Company had net operating loss carryforwards of approximately $30.7 million for future utilization for New York State income tax purposes which will begin to expire in 2021. Additionally the Company had net operating loss carryforwards of approximately $14.4 million for future utilization for New York City income tax purposes which will begin to expire in 2031. A full valuation allowance has been set up against the net deferred tax asset as management does not believe that it is more likely than not that such benefit will be utilized in the future.

The Company does not expect its unrecognized tax benefit balance to change significantly in the next twelve months. The Company is subject to state and local income taxes, principally in New York State and New York City. The Company remains subject to examination for federal, state and local jurisdictions for the tax years 2008 through 2011.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the Rule. As of December 31, 2011, the Company had net capital of $91,614,610, which exceeded the minimum requirement of $250,000 by $91,364,610.

10. COMMITMENTS AND CONTINGENCIES

The Company sub-leases office space from an affiliate under a cancelable lease. At December 31, 2011, the future minimum rental commitments under this cancelable lease are as follows:

2012	$	1,698,755
2013		1,400,892
2014		1,400,892
2015		1,400,892
2016		1,400,892
2017 and on		4,327,870
Total	$	11,630,193

In the normal course of business, the Company may enter into other legal contracts that contain a variety of representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that these indemnifications will have a material adverse effect on the Company's financial position. Other than the rental commitments disclosed above, as of December 31, 2011, the Company does not have any off-balance sheet commitments.

The Company is subject to various claims and litigation in the normal course of business. As of December 31, 2011, the Company recorded a legal settlement payable of $13,103,925, which is included under other liabilities on the statement of financial condition. The legal settlement pertains to a case against the Company involving certain underwriting transactions, which was deposited to an escrow account on January 5, 2012 and is subject to final acceptance by plaintiffs. The Company is not currently subject to any other quantifiable litigation exposure.

In 2011, the Company informed the Federal Reserve Bank of inaccuracies in the Company's classification of revenues pursuant to regulations applicable to "Section 20 Companies," such as the Company. As of the date this statement of financial condition was available to be issued, which is February 28, 2012, the Company was unable to determine whether it was probable or remote that this matter will result in a loss contingency, in accordance with Accounting Standards Codification ("ASC") 450, *Contingencies*.

11. RETIREMENT, OTHER POSTRETIREMENT, AND OTHER BENEFIT PLANS

Employee Benefit Plans — The Company and certain affiliates have established a cash balance pension plan. The BBVA NY Branch is the plan sponsor of this pension plan. A record keeping account for each eligible employee will be credited each year with a percentage of the employee's annual compensation based on tenure. The cash balance pension plan is portable and the vested account balance may be taken by the employee upon termination. The Company made contributions of $169,040 during the year ended December 31, 2011.

The cash balance is payable as a lump sum or an annuity at the earliest of (a) the member's retirement date, (b) date of death or (c) other termination of employment, whichever is applicable. The benefit is based on annual pay credits, accumulating over time with interest at the rate equal to the 10 year Treasury rate published by the Internal Revenue Service for the November of the preceding year.

Investment strategies and asset allocations are based on consideration of plan liabilities and the plan's funded status. The investment policy of the Plan is to spread risk across different asset classes through diversification of the investments. This policy cannot guarantee the elimination of risk but does provide a means to reduce the risk to the assets.

As of December 31, 2011, the investment strategy for the pension plan has resulted in the allocation percentages in each major asset category as follows: Fixed Income 99.7% and Cash and Money Markets 0.3%. The expected role of fixed income investments is to generate current income and provide for more stable periodic returns.

The percentages of fair value of each major plan asset category of the pension plan assets at December 31, 2011 by asset category are as follows:

(a) Government debt securities	72.7%
(b) Corporate debt securities	27.0%
(c) Cash and money markets	0.3%
Total	100.0%

Additionally, the Company and certain affiliates have established an employee deferred compensation plan, which qualifies under Section 401(k) of the Internal Revenue Code covering all eligible employees.

Restricted Stock — In 2010, BBVA implemented a performance based restricted stock plan (the "Plan"), approved in April 2010 and expiring on December 31, 2011. BBVA shares awarded by the Company totaled 4,075 shares at December 31, 2011 and vest over a two-year performance-based period. Its settlement is planned for April 15, 2012.

In 2011, BBVA implemented a new performance based restricted stock plan, approved on December 8, 2011 and expiring on December 31, 2011. BBVA shares awarded by the Company totaled 12,700 shares at December 31, 2011 and vest over a one year performance-based period. Its settlement is planned for June 30, 2012.

The fair value of the shares under the Plan was established at grant date and is fixed through the entire term of the Plan. The performance targets are based on a combination of the individual recipients' performance and certain market conditions. The Company accounted for the restricted stock award as equity awards. During 2011, there were no additions or forfeitures of shares related to the Plan.

12. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U.S. institutional investors, brokers and dealers, international banks that are members of major regulated exchanges and affiliates. In the case that the Company is involved in executions and settlements of securities transactions, the Company records customer securities transactions on a settlement date basis in conformity with the settlement cycle of the respective countries. Therefore, the Company could be exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company's agreement with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary. As of December 31, 2011, the Company was not involved in the aforementioned business activity.

13. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 825, *Financial Instruments,* requires the Company to disclose the estimated fair values of financial instruments for which it is practical to estimate. The fair value of the financial instruments are estimated based upon market conditions and perceived risks as of the statement of financial condition date and require varying degrees of management judgment. Substantially all of the Company's assets and liabilities, which qualify as financial instruments under ASC 825 are carried contractual amounts, which approximate fair value.

The carrying amounts of cash and short-term investment with affiliate, approximate their fair values due to their short-term nature and frequent repricing. Assets which are recorded at contracted amounts approximating fair value consist largely of customer receivables and certain other receivables. Similarly, the Company's liabilities, such as customer payables and certain other payables, are recorded at amounts that approximate fair value.

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events up to the date the financial statements were available to be issued, which was February 28, 2012. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, these financial statements other than the settlement noted on Note 10.

****

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

BBVA Securities Inc.
1345 Avenue of the Americas, 45th floor
New York, NY 10105

In planning and performing our audit of the financial statements of BBVA Securities Inc. (an indirect wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second, paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP